Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, the ‘Company’ or the ‘Group’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 OCTOBER 2017 AND OPERATIONAL PROGRESS

Oxford, UK, 6 December 2017 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the third quarter and nine months ended 31 October 2017, and reports on operational progress.

Glyn Edwards, Chief Executive Officer of Summit, commented: “Next year holds the potential to be transformative for our utrophin modulation programme. We remain on track to report during the first quarter of 2018 the 24-week data from PhaseOut DMD, our ongoing Phase 2 clinical trial evaluating our lead utrophin modulator ezutromid. Ezutromid is a potentially disease-modifying treatment for all patients with DMD and we look forward to reporting these initial data from this proof of concept trial.

“In this period there has also been continued momentum in the development of our precision CDI antibiotic, ridinilazole. Ridinilazole achieved another positive Phase 2 clinical trial result, further highlighting its potential to both treat the infection and preserve the microbiome to reduce the risk of recurrent disease. The award of a contract worth up to $62 million from BARDA during the period will support in part the Phase 3 clinical and regulatory development of ridinilazole was a major achievement, one which we believe provides important validation of its potential. We are looking forward to initiating the Phase 3 clinical programme for ridinilazole in the first half of 2018 as we seek to bring this urgently needed treatment to patients.

“The ongoing support of our shareholders is allowing us to continue to advance these two therapies that have the potential to enhance the quality of life of patients and families living with the burden of DMD and CDI.”

Utrophin Modulation Programme: A Universal Treatment for DMD

•	PhaseOut DMD is the Phase 2 proof of concept clinical trial that is seeking to establish proof of mechanism for Summit’s lead utrophin modulator ezutromid by evaluating a range of muscle structure, muscle health and functional endpoints. PhaseOut DMD has enrolled a total of 40 patients at sites in the UK and US. Following the 48 weeks of treatment, patients have the option to continue onto an extension phase. The extension phase will be used to gather long term safety and efficacy data and is expected to last until ezutromid either receives marketing approval in the relevant country or its development is discontinued.

•	Completed initial 24 weeks of dosing of ezutromid and remain on-track to report interim 24-week data during Q1 2018 from PhaseOut DMD. These data will include 24-week biopsy results from all patients who provided a 24-week biopsy sample (approximately 20 patients). Summit also expects to report 24-week MRI and functional data from all other patients in the trial. Top-line data from the complete 48-week clinical trial are expected in Q3 2018.

•	Presented a series of posters at the 22nd International Congress of the World Muscle Society that included highlighting validation data of muscle biopsy biomarkers designed to assess utrophin modulator activity in clinical trials. These biomarkers use automated techniques that are capable of analysing thousands of muscle fibres in whole muscle biopsy sections and they have been developed in collaboration with Flagship Biosciences, a leader in quantitative tissue-based biomarkers. These techniques will be used to analyse the biopsy samples in PhaseOut DMD.

•	Publication of preclinical data by scientific adviser and co-founder Professor Kay Davies highlighting the benefits of utrophin modulation on muscle health in preclinical models of disease. The data showed how continuous expression of utrophin in a dystrophin deficient animal model reduced mitochondrial aberration and oxidative stress, mechanisms that contribute to muscle damage.

•	Joined the Collaborative Trajectory Analysis Project, or cTAP, a community wide coalition in DMD that is developing a natural history database to support clinical trial design and analysis.

CDI Programme: Ridinilazole, a Precision Investigational Antibiotic

•	Awarded contract from Biomedical Advanced Research and Development Authority (‘BARDA’), worth up to $62 million to support the clinical and regulatory development of ridinilazole for the treatment of CDI. Summit is initially eligible to receive $32 million from BARDA to partially fund activities related to the two planned Phase 3 clinical trials of ridinilazole including initiating enrolment and dosing of patients through to the potential submission of applications for marketing approval. Summit is eligible for further funding of up to $30 million if BARDA exercises in full three option work segments. Summit is continuing to explore various additional funding options for the Phase 3 development programme.

•	Reported positive data from an exploratory Phase 2 clinical trial that supported ridinilazole as a highly selective, precision antibiotic for the treatment of CDI. During the trial’s ten-day treatment period, the microbiomes of ridinilazole-treated patients were markedly preserved as measured by overall bacterial diversity and key changes in bacterial families, when compared to patients treated with fidaxomicin, a marketed narrow-spectrum antibiotic. The primary endpoint of the trial was safety, as measured by the number of treatment emergent adverse events and serious adverse events. During the trial, no new or unexpected safety signals were identified and ridinilazole was generally well-tolerated.

Operational Highlights

•	Held successful R&D Day for investors and analysts in New York City in October 2017. The event reviewed the DMD and CDI programmes and included presentations from key opinion leaders in both fields of research. A webcast of the event is available on Summit’s website.

Financial Highlights

•	Public offering of 1,677,850 American Depositary Shares (‘ADS’), representing 8,389,250 ordinary shares of one penny nominal value, with new and existing institutional investors, and raised gross proceeds of $20.1 million (£14.9 million). The public offering, including the underwriters exercise in full of their over-allotment option, closed in September 2017.

•	Cash and cash equivalents at 31 October 2017 of £31.8 million compared to £28.1 million at 31 January 2017.

•	Profit for the nine months ended 31 October 2017 of £4.4 million compared to a loss of £16.4 million for the nine months ended 31 October 2016 reflecting receipt and recognition of a $22.0 million (£17.2 million) development milestone payment received from Sarepta Therapeutics Inc. (‘Sarepta’) in June 2017.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner/ Rosie Phillips

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the development and potential commercialisation of our product candidates, the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential benefits and future operation of the collaboration with Sarepta including any potential future payments thereunder, the potential benefits and future operation of the BARDA contract including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, the ability of BARDA to terminate its contract with us for convenience at any time, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2017. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

FINANCIAL REVIEW

Revenue

Revenue was £1.7 million for the three months ended 31 October 2017 compared to £0.6 million for the three months ended 31 October 2016. Revenue was £22.4 million for the nine months ended 31 October 2017 compared to £0.6 million for the nine months ended 31 October 2016. These increases were principally due to income received pursuant to Summit’s exclusive licence and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). During the three months ended 31 October 2017, £1.7 million relating to the upfront payment of £32.8 million ($40.0 million) made by Sarepta in October 2016 was recognised. To date, an aggregate of £7.5 million of the upfront payment has been recognised while the remaining £25.3 million is classified as deferred revenue and will continue to be recognised as revenue over the development period. Revenue during the nine months ended 31 October 2017 reflects the receipt of a development milestone of £17.2 million ($22.0 million) paid by Sarepta which was recognised in full.

Other Operating Income

Other operating income was £1.6 million for the three and nine months ended 31 October 2017, compared to £nil for the three months ended 31 October 2016 and £0.1 million for the nine months ended 31 October 2016. These increases resulted from the recognition of £0.7 million pursuant to Summit’s funding contract with the Biomedical Advanced Research and Development Authority (‘BARDA’) that was awarded to the Group in September 2017 and £0.9 million resulting from the derecognition of a part of Summit’s financial liabilities on funding arrangements, which is further discussed in Note 6 – ‘Financial liabilities on funding arrangements.’

Other operating income recognised in comparative periods related to the Innovate UK funding agreement, from which the Company withdrew in May 2016 to take advantage of more tax efficient opportunities related to research and development expenditure, and the Wellcome Trust Translational Award funding agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £3.4 million to £7.4 million for the three months ended 31 October 2017 from £4.0 million for the three months ended 31 October 2016. Research and development expenses increased by £4.9 million to £19.1 million for the nine months ended 31 October 2017 from £14.2 million for the nine months ended 31 October 2016. These increases reflected the greater investment in both the DMD and CDI clinical programmes, as well as an increase in research and development related staffing costs.

General and Administration Expenses

General and administration expenses increased by £0.1 million to £2.0 million for the three months ended 31 October 2017 from £1.9 million for the three months ended 31 October 2016. General and administration expenses increased by £1.6 million to £6.9 million for the nine months ended 31 October 2017 from £5.3 million for the nine months ended 31 October 2016. These increases were primarily due to a net negative movement in exchange rate variances and increased staff-related costs, offset by a decrease in legal and professional fees.

Finance income

Finance income was £3.1 million for the three and nine months ended 31 October 2017 and related to the derecognition of a part of Summit’s financial liabilities on funding arrangements, specifically the re-measurements and discounts associated with the liabilities since initial recognition, which is further discussed in Note 6 – ‘Financial liabilities on funding arrangements.’ Finance income recognised in comparative periods relates to interest received.

Finance costs

Finance costs relate to the subsequent re-measurement and unwinding of the discounts associated with the financial liability recognised in respect of charitable funding arrangements. Finance costs remained consistent at £0.2 million for the three months ended 31 October 2017 and for the three months ended 31 October 2016. Finance costs remained consistent at £0.7 million for the nine months ended 31 October 2017 and £0.6 million for the nine months ended 31 October 2016.

Taxation

The income tax credit increased by £0.6 million to £1.5 million for the three months ended 31 October 2017 from £0.9 million for the three months ended 31 October 2016. The income tax credit increased by £1.0 million to £4.0 million for the nine months ended 31 October 2017 from £3.0 million for the nine months ended 31 October 2016. These increases were the result of higher research and development expenditure.

Profit / (Loss)

Total comprehensive loss for the three months ended 31 October 2017 was £1.8 million with a basic loss per share of 3 pence compared to a total comprehensive loss of £4.6 million for the three months ended 31 October 2016 and a basic loss per share of 8 pence. Total comprehensive income for the nine months ended 31 October 2017 was £4.4 million with a basic earnings per share of 7 pence compared to a total comprehensive loss of £16.4 million for the nine months ended 31 October 2016 and a basic loss per share of 27 pence.

Cash Flows

Operating Activities

For the nine months ended 31 October 2017, net cash used in operating activities was £8.9 million. This compares to net cash generated from operating activities of £17.9 million for the nine months ended 31 October 2016. This net negative movement of £26.8 million was primarily driven by the receipt of the £32.8 million ($40.0 million) upfront payment from Sarepta during the nine months ended 31 October 2016, offset by the receipt of a £17.2 million ($22.0 million) development milestone payment from Sarepta during the nine months ended 31 October 2017; this resulted in a net reduction in cash received from Sarepta during the nine months ended 31 October 2017 of £15.6 million, compared to during the nine months ended 31 October 2016. In addition, an increase of £6.5 million in research and development and general and administration expenses, and a £3.0 million reduction in research and development tax credits received (due to timing) during the nine months ended 31 October 2017 as compared to the nine months ended 31 October 2016, contributed to the net movement.

Investing Activities

Net cash used in investing activities for the nine months ended 31 October 2017 and the nine months ended 31 October 2016 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property, plant and equipment. Amounts paid to acquire property, plant and equipment during the nine months ended 31 October 2017 of £0.4 million related primarily to the Company’s relocation of its UK offices, for which the Company signed a ten-year lease in February 2017.

Financing Activities

Net cash generated from financing activities for the nine months ended 31 October 2017 includes £13.5 million of proceeds, net of transaction costs, received following the Company’s underwritten public equity offering in September 2017 and £0.4 million received following the exercise of warrants and share options. For the nine months ended 31 October 2016, the Company received net proceeds of £0.4 million following the exercise of warrants and share options.

Financial Position

As at 31 October 2017, cash and cash equivalents were £31.8 million compared to £28.1 million as at 31 January 2017.

Glyn Edwards                      Erik Ostrowski

Chief Executive Officer      Chief Financial Officer

6 December 2017

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 October 2017

	Note	Three months ended 31 October 2017 $000s	Three months ended 31 October 2017 £000s	Three months ended 31 October 2016 £000s
Revenue	2	2,294	1,727	576
Other operating income	3	2,090	1,574	—
Operating expenses
Research and development		(9,861)	(7,425)	(3,955)
General and administration		(2,631)	(1,981)	(1,906)

Total operating expenses		(12,492)	(9,406)	(5,861)

Operating loss		(8,108)	(6,105)	(5,285)
Finance income	6	4,098	3,085	1
Finance costs		(299)	(225)	(243)

Loss before income tax		(4,309)	(3,245)	(5,527)
Income tax		1,957	1,473	945

Loss for the period		(2,352)	(1,772)	(4,582)
Other comprehensive income
Exchange differences on translating foreign operations		4	3	28

Total comprehensive loss for the period		(2,348)	(1,769)	(4,554)

Basic loss per Ordinary Share from operations	4	(4) cents	(3) pence	(8) pence

Diluted earnings per Ordinary Share from operations	4	—	—	—

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the nine months ended 31 October 2017

	Note	Nine months ended 31 October 2017 $000s	Nine months ended 31 October 2017 £000s	Nine months ended 31 October 2016 £000s
Revenue	2	29,759	22,407	576
Other operating income	3	2,090	1,574	72
Operating expenses
Research and development		(25,324)	(19,068)	(14,160)
General and administration		(9,168)	(6,903)	(5,250)

Total operating expenses		(34,492)	(25,971)	(19,410)

Operating loss		(2,643)	(1,990)	(18,762)
Finance income	6	4,100	3,087	7
Finance costs		(887)	(668)	(647)

Profit / (loss) before income tax		570	429	(19,402)
Income tax		5,259	3,959	2,956

Profit / (loss) for the period		5,829	4,388	(16,446)
Other comprehensive (loss) / income
Exchange differences on translating foreign operations		(7)	(5)	43

Total comprehensive income / (loss) for the period		5,822	4,383	(16,403)

Basic earnings / (loss) per Ordinary Share from operations	4	9 cents	7 pence	(27) pence

Diluted earnings per Ordinary Share from operations	4	9 cents	7 pence	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 31 October 2017

	Note	31 October 2017 $000s	31 October 2017 £000s	31 January 2017 £000s
ASSETS
Non-current assets
Goodwill		882	664	664
Intangible assets		4,551	3,427	3,470
Property, plant and equipment		753	567	116

		6,186	4,658	4,250
Current assets
Prepayments and other receivables		5,071	3,818	1,027
Current tax receivable		11,136	8,385	4,248
Cash and cash equivalents		42,250	31,812	28,062

		58,457	44,015	33,337

Total assets		64,643	48,673	37,587

LIABILITIES
Non-current liabilities
Deferred revenue		(24,478)	(18,431)	(23,615)
Financial liabilities on funding arrangements	6	(3,446)	(2,595)	(5,919)
Provisions for other liabilities and charges		(199)	(150)	(85)
Deferred tax liability		(750)	(565)	(565)

		(28,873)	(21,741)	(30,184)

Current liabilities
Trade and other payables		(5,200)	(3,916)	(3,984)
Deferred revenue		(9,180)	(6,912)	(6,912)

		(14,380)	(10,828)	(10,896)

Total liabilities		(43,253)	(32,569)	(41,080)

Net assets / (liabilities)		21,390	16,104	(3,493)

EQUITY
Share capital		938	706	618
Share premium account		80,001	60,237	46,420
Share-based payment reserve		8,560	6,445	5,136
Merger reserve		(2,580)	(1,943)	(1,943)
Special reserve		26,553	19,993	19,993
Currency translation reserve		60	45	50
Accumulated losses reserve		(92,142)	(69,379)	(73,767)

Total equity / (deficit)		21,390	16,104	(3,493)

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the nine months ended 31 October 2017

	Note	Nine months ended 31 October 2017 $000s	Nine months ended 31 October 2017 £000s	Nine months ended 31 October 2016 £000s
Cash flows from operating activities
Profit / (loss) before income tax		570	429	(19,402)

		570	429	(19,402)
Adjusted for:
Other operating income on derecognition of financial liabilities on funding arrangements	6	(1,206)	(908)	—
Finance income	6	(4,100)	(3,087)	(7)
Finance costs		887	668	647
Foreign exchange loss / (gain)		1,155	870	(201)
Depreciation		124	93	37
Amortisation of intangible fixed assets		8	6	8
Loss on disposal of assets		56	42	—
Research and development expenditure credit		—	—	(3)
Share-based payment		1,738	1,309	1,037

Adjusted loss from operations before changes in working capital		(768)	(578)	(17,884)
(Increase) / decrease in prepayments and other receivables		(3,702)	(2,788)	581
Decrease in trade and other payables		(109)	(82)	(40)
(Decrease) / increase in deferred revenue		(6,885)	(5,184)	32,255
(Decrease) / increase in provisions for other liabilities and charges		(113)	(85)	12

Cash generated from / (used in) operations		(11,577)	(8,717)	14,924
Taxation (paid) / received		(238)	(179)	3,005

Net cash generated from / (used in) operating activities		(11,815)	(8,896)	17,929

Investing activities
Purchase of property, plant and equipment		(530)	(399)	(43)
Interest received		4	3	7

Net cash used in investing activities		(526)	(396)	(36)

Financing activities
Proceeds from issue of share capital		19,830	14,931	—
Transaction costs on share capital issued		(1,897)	(1,428)	—
Proceeds from exercise of warrants		13	10	107
Exercise of share options		522	392	268
Cash received from funding arrangements accounted for as financial liabilities		—	—	23

Net cash generated from financing activities		18,468	13,905	398

Increase in cash and cash equivalents		6,127	4,613	18,291
Effect of exchange rates in cash and cash equivalents		(1,146)	(863)	37
Cash and cash equivalents at beginning of the period		37,269	28,062	16,304

Cash and cash equivalents at end of the period		42,250	31,812	34,632

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Nine months ended 31 October 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Profit for the period	—	—	—	—	—	—	4,388	4,388
Currency translation adjustment	—	—	—	—	—	(5)	—	(5)

Total comprehensive income for the period	—	—	—	—	—	(5)	4,388	4,383
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,309	—	—	—	—	1,309

At 31 October 2017	706	60,237	6,445	(1,943)	19,993	45	(69,379)	16,104

Year ended 31 January 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29

Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379	—	—	—	—	1,379

At 31 January 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)

Nine months ended 31 October 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the period	—	—	—	—	—	—	(16,446)	(16,446)
Currency translation adjustment	—	—	—	—	—	43	—	43

Total comprehensive loss for the period	—	—	—	—	—	43	(16,446)	(16,403)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	265	—	—	—	—	—	268
Share-based payment	—	—	1,037	—	—	—	—	1,037

At 31 October 2016	618	46,405	4,794	(1,943)	19,993	64	(68,842)	1,089

NOTES TO THE FINANCIAL STATEMENTS

For the three and nine months ended 31 October 2017

1. Basis of accounting

The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc and its subsidiaries (the ‘Group’) for the three and nine months ended 31 October 2017 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Standards Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2018 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2017 (the ‘2017 Accounts’). The 2017 Accounts, on which the Group’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies following the 2017 Annual General Meeting.

The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRS as issued by the International Accounting Standards Board and adopted for use in the European Union, this announcement does not itself contain sufficient information to comply with IFRS.

The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialisation related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: Equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.

After review of the future operating costs of the business in conjunction with the cash held at 31 October 2017, management is confident about the Group’s ability to continue as a going concern and accordingly the interim financial statements have been prepared on a going concern basis.

The financial information for the three and nine months ended 31 October 2017 and 2016 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 October 2017, in the Consolidated Statement of Comprehensive Income for the three and nine months ended 31 October 2017 and in the Consolidated Statement of Cash Flows for the nine months ended 31 October 2017 have been translated into US dollars at the rate on 31 October 2017 of $1.3281 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 6 December 2017.

2. Revenue

Analysis of revenue by category	Three months ended 31 October 2017 £000	Three months ended 31 October 2016 £000	Nine months ended 31 October 2017 £000	Nine months ended 31 October 2016 £000
Licence and collaboration agreement	1,727	576	22,407	576

	1,727	576	22,407	576

On 4 October 2016, the Group entered into an exclusive licence and collaboration agreement with Sarepta. Under the terms of the agreement, Summit received an upfront payment of $40.0 million (£32.8 million) from Sarepta. The terms of the agreement have been assessed and the Group believes the development services to be indistinguishable and thus the upfront payment has been initially reported as deferred revenue in the Consolidated Statement of Financial Position and is being recognised as revenue over the development period. Revenue recognised relating to the upfront payment was £1.7 million in the three months ended 31 October 2017 (three months ended 31 October 2016: £0.6 million) and £5.2 million in the nine months ended 31 October 2017 (nine months ended 31 October 2016: £0.6 million). In May 2017, the Group announced the first dosing of the last patient in PhaseOut DMD, its ongoing Phase 2 clinical trial of ezutromid, which triggered a $22.0 million (£17.2 million) development milestone payment to Summit under the agreement. The Group believes this development milestone has been achieved, hence the payment has met the recognition criteria of International Accounting Standard 18 ‘Revenue,’ and has been recognised as revenue in full during the nine months ended 31 October 2017.

3. Other operating income

Analysis of other operating income by category	Three months ended 31 October 2017 £000	Three months ended 31 October 2016 £000	Nine months ended 31 October 2017 £000	Nine months ended 31 October 2016 £000
Income recognised in respect of BARDA	666	—	666	—
Income on derecognition of the Wellcome Trust financial liability	908	—	908	—
Income recognised in respect of the Wellcome Trust	—	—	—	13
Grant income	—	—	—	56
Research and development credit	—	—	—	3

	1,574	—	1,574	72

On 8 September 2017, the Group was awarded a funding contract with BARDA, an agency of the US government’s Department of Health and Human Services’ Office of the Assistant Secretary for Preparedness and Response, worth up to $62 million. The BARDA contract provides for a cost-sharing arrangement under which BARDA funds a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for the treatment of CDI. Under the terms of the contract, Summit is initially eligible to receive $32 million from BARDA to fund, in part, obtaining regulatory approval for and commencing enrollment and dosing into Summit’s two planned Phase 3 clinical trials of ridinilazole. In addition, Summit is eligible for additional funding under the contract pursuant to three independent option work segments, which may be exercised by BARDA in its sole discretion upon the achievement of certain development and other milestones for ridinilazole. If the three option work segments are exercised in full, Summit would be eligible for an additional $30 million from BARDA. During the three and nine months ended 31 October 2017 the Group recognised funding income from BARDA of £0.6 million for the CDI programme (three and nine months ended 31 October 2016: £nil). Income is recognised in respect of BARDA as the underlying research and development expenditure is incurred.

During the three and nine months ended 31 October 2017, the Group also recognised £0.9 million of other operating income related to the derecognition of the Wellcome Trust financial liability (three and nine months ended 31 October 2016: £nil). See note 6 – ‘Financial liabilities on funding arrangements’ below.

4. Earnings / (Loss) per share calculation

The calculation of earnings / (loss) per share is based on the following data:

	Three months ended 31 October 2017 000’s	Three months ended 31 October 2016 000’s	Nine months ended 31 October 2017 000’s	Nine months ended 31 October 2016 000’s
(Loss) / profit for the period	£(1,772)	£(4,582)	£4,388	£(16,446)
Weighted average number of Ordinary Shares for basic earnings / (loss) per share	65,994	61,571	63,270	61,457
Effect of dilutive potential Ordinary Shares (share options and warrants)	—	—	1,869	—
Weighted average number of Ordinary Shares for diluted earnings per share	—	—	65,139	—

Basic earnings / (loss) per Ordinary Share from operations	(3) pence	(8) pence	7 pence	(27) pence
Diluted earnings per Ordinary Share from operations	—	—	7 pence	—

Basic earnings / (loss) per Ordinary Share has been calculated by dividing the profit/(loss) for the three and nine months ended 31 October 2017 by the weighted average number of Ordinary Shares in issue during the three and nine months ended 31 October 2017. Diluted earnings per Ordinary Share has been calculated by adjusting the weighted average number of Ordinary Shares outstanding to assume conversion of all potentially dilutive Ordinary Shares. Potentially dilutive Ordinary Shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to the share options compared with the number of shares that would have been issued assuming the exercise of the share options.

International Accounting Standard 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit per share. No diluted earnings per share has been calculated for the three and nine months ended 31 October 2016 as the Group reported a net loss and therefore the exercise of the share options would have the effect of reducing loss per Ordinary Share which is not dilutive.

5. Issue of share capital

On 18 September 2017, the Group completed an underwritten public offering on the NASDAQ Global Market issuing 1,459,000 American Depositary Shares (‘ADS’) at a price of $12.00 per ADS. The underwriters also exercised in full their over-allotment option to purchase an additional 218,850 ADSs on the same terms which was also completed on 18 September 2017. Each ADS represents five Ordinary Shares of one penny nominal value each in the capital of the Company, meaning 8,389,250 new Ordinary Shares were issued. Total gross proceeds of $20.1 million (£14.9 million) were raised and directly attributable transaction costs of £1.4 million were incurred.

On 22 February 2017, warrants over 50,000 Ordinary Shares were exercised at a price of 20 pence per share. The issue of shares raised net proceeds of £10,000.

During the nine months ended 31 October 2017, the following exercises of share options took place.

Date	Number of options exercised
10 April 2017	16,667
27 June 2017	19,425
28 September 2017	32,500
29 September 2017	94,425
2 October 2017	97,199
4 October 2017	88,320

348,536

The total net proceeds from exercised share options during the period was £0.39 million.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

Following the public offering and exercise of the over-allotment option, as well as the exercise of the above share options and warrants, the number of Ordinary Shares in issue was 70,629,352 as of 31 October 2017.

6. Financial liabilities on funding arrangements

	Nine months ended 31 October 2017 £000	Year ended 31 January 2017 £000
At February 1,	5,919	5,034
Unwinding of discount factor	668	862
Derecognition of financial liabilities – Finance income	(3,084)	—

Total net finance (income) / costs in Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	(2,416)	862
Derecognition of financial liabilities – Other operating income	(908)	—
Cash received from funding arrangements accounted for as financial liabilities	—	23

	2,595	5,919

The Group has entered into charitable funding arrangements with the Wellcome Trust and the US not for profit organisations, the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund Inc., (‘DPF’). In exchange for the funding provided, these arrangements require the Company to pay royalties on potential future revenues generated from the CDI and DMD programmes respectively. Under IFRS, when such arrangements also give the counterparties rights over unexploited intellectual property this results in a financial liability, recognised in the Statement of Financial Position.

In October 2017, the Company and the Wellcome Trust entered into an equity and revenue sharing agreement (‘RS Agreement’). This was a follow-on to Summit’s October 2012 Translational Award funding agreement with the Wellcome Trust (‘TA Agreement’), which provided funding for the now completed Phase 1 and Phase 2 clinical trials for ridinilazole. The commercial terms in the RS Agreement replaced those in the TA Agreement. Under the RS Agreement, the Wellcome Trust also agreed to terminate all of its rights under the TA Agreement pertaining to the exploitation of intellectual property related to the CDI programme, meaning the arrangement no longer meets the definition of a financial liability under IFRS. Therefore, the portion of the financial liability on the Company’s Statement of Financial Position related to the Wellcome Trust funding has been derecognised in full as a credit to the Statement of Comprehensive Income, with a portion classified as Other income and a portion classified as Finance income. The portion of the derecognised financial liability presented as Other income during the three and nine months ended 31 October 2017 represents the component of the funding received from the Wellcome Trust not previously credited to the Statement of Comprehensive Income upon initial recognition of the financial liability. The portion of the derecognised financial liability presented as Finance income during the three and nine months ended 31 October 2017 relates to previous re-measurements and discounts associated with the financial liability which were recognised as finance costs.

The value of the estimated financial liabilities on funding arrangements as of 31 October 2017 amounted to £2.6 million (31 January 2017: £5.9 million) relating to the charitable funding arrangements with the MDA and DPF. Since initial recognition, the remaining estimated financial liabilities were re-measured following key clinical milestones in the associated clinical programmes. The financial liability has not been re-measured in either of the periods presented, other than described above.

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